

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2017

William Annett
President and Chief Executive Officer
OncoCyte Corporation
1010 Atlantic Avenue, Suite 102
Alameda, California 94501

   Re: OncoCyte Corporation
     Registration Statement on Form S-3
     Filed October 2, 2017
     File No. 333-220769

Dear Mr. Annett:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Irene Paik at 202-551-6553 with any questions.

                Division of Corporation Finance

cc: Andrew Ledbetter - DLA Piper LLP (US)